Exhibit 99.1

NMG Announces the Successful Closing of the Previously Announced Acquisition of Mason Resources’ Lac Guéret Graphite Deposit/Uatnan Mining Project – One of the World’s Largest Graphite Projects in Development

MONTRÉAL--(BUSINESS WIRE)--January 31, 2024--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) is pleased to announce the closing of the previously announced acquisition of the entire Lac Guéret property, targeted for the development of the Uatnan Mining Project, contemplated under an asset purchase agreement with Mason Resources Inc. (“Mason”) (TSX.V: LLG, OTCQX: MGPHF) dated January 21, 2024.

NMG acquired 100% of Mason’s Lac Guéret property, which consists among other things of 74 map-designated claims totalling 3,999.52 hectares. The consideration for the acquisition of the Lac Guéret property was paid with 6,208,210 common shares of NMG, representing 9.25% of the pro forma issued and outstanding shares of NMG. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project.

The asset purchase agreement supersedes and terminates the previously announced investment agreement and option and joint venture agreement between NMG and Mason.

For further information regarding the transaction contemplated in this press release, please refer to NMG’s press release dated January 22, 2024 available under NMG’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on NMG’s website at: https://nmg.com/acquisition-lac-gueret/.

About Nouveau Monde Graphite
Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Mason Resources
Mason Resources Inc. is a Canadian corporation focused on seeking investment opportunities. Mason is the largest shareholder of Black Swan Graphene Inc. (“Black Swan”) (TSX.V: SWAN) (OTCQB: BSWGF) focusing on the large-scale production of patented high-performance and low-cost graphene products aimed at several industrial sectors, including concrete and polymers, which are expected to require large volumes of graphene and, in turn, large volumes of graphite. Black Swan aims at leveraging Québec’s emerging graphite industry to establish an integrated supply chain. In 2023, Black Swan, Nationwide Engineering Research & Development Ltd., and Arup Group Ltd. announced strategic partnerships and, in 2024, Black Swan announced a commercial agreement with Hubron International Ltd. Black Swan’s graphene processing technology was developed over the span of a decade by Thomas Swan & Co. Ltd., a United Kingdom-based global chemicals manufacturer, with a century-long track record. For more information: www.masonresourcesinc.com and www.blackswangraphene.com.

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Cautionary Note
All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the start of commercial operation of the contemplated Uatnan Mining Project, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com